Immix Biopharma, Inc.

11400 West Olympic Blvd., Suite 200

Los Angeles, CA 90064

January 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	Immix Biopharma, Inc.
Registration Statement on Form S-3
File No. 333-269100
Filed January 3, 2023

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Immix Biopharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, January 11, 2023, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

IMMIX BIOPHARMA, INC.

By:	/s/ Ilya Rachman
Name:	Ilya Rachman
Title:	CEO

cc:	Jeffrey Fessler, Sheppard Mullin Richter & Hampton LLP